Colliers International Group Inc.

Second Quarter 2016 Financial Results

July 26, 2016

Forward-Looking Statements

Certain statements included herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company's services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

Non-GAAP measures

This presentation makes reference to the non-GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures.

Second Quarter 2016 Results

- Strong operating results for second quarter
  - Ongoing foreign currency headwinds with 61% of Q2 2016 revenues generated outside the US
  - Strong internal growth in most major markets, especially in Americas region

- Completed two tuck-in acquisitions during quarter
  - Northeast Florida – Jacksonville based full service firm
  - New York – Project and development management firm

- Two additional tuck-in acquisitions announced in July 2016

- Declared semi-annual dividend of US$0.05 per common share, increase from US$0.04

Second Quarter 2016 Results Summary

(US$ millions, except per share amounts)

	Q2 2016	Q2 2015	% Change over Q2 2015	
			USD	LC
Revenue	482.5	409.8	18%	21%
Adjusted EBITDA	52.8	44.6	18%	23%
Adjusted EBITDA Margin	*10.9%*	*10.9%*		
Adjusted EPS	0.63	0.58	9%	
GAAP Operating Earnings	37.6	(16.7)	NM	
GAAP Operating Earnings Margin	*7.8%*	*(4.1)%*		
GAAP EPS from continuing operations	0.55	(0.79)	NM	

	YTD 2016	YTD 2015	% Change over YTD 2015	
			USD	LC
Revenue	858.6	745.6	15%	19%
Adjusted EBITDA	75.0	59.1	27%	32%
Adjusted EBITDA Margin	*8.7%*	*7.9%*		
Adjusted EPS	0.82	0.69	19%	
GAAP Operating Earnings	46.5	(14.4)	NM	
GAAP Operating Earnings Margin	*5.4%*	*(1.9)%*		
GAAP EPS from continuing operations	0.37	(0.58)	NM	

Second Quarter 2016 Consolidated Revenues

(US$ millions)



Q2 Revenue
Outsourcing & Advisory (1)
Sales Brokerage
Lease Brokerage
482.5
179.8
150.9
151.6
409.8
156.3
114.7
136.9
2016
2015
YTD Revenue
858.6
339.6
254.3
264.7
745.6
290.8
213.3
241.5
2016
2015

% Change over Q2 2015	USD	LC
Outsourcing & Advisory	14%	17%
Sales Brokerage	32%	34%
Lease Brokerage	11%	13%
Total	18%	21%

% Change over YTD 2015	USD	LC
Outsourcing & Advisory	17%	22%
Sales Brokerage	19%	22%
Lease Brokerage	10%	13%
Total	15%	19%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Second Quarter Geographic Split

(US$ millions)

Q2 2016 Revenue



Asia Pacific
102.1
21%
24%
55%
Americas
263.0
EMEA
117.2

Q2 2016 Adjusted EBITDA(1)



Asia Pacific
10.5
19%
30%
51%
Americas
28.4
EMEA
17.1

Q2 2015 Revenue



Asia Pacific
98.7
24%
26%
50%
Americas
205.8
EMEA
105.1

Q2 2015 Adjusted EBITDA(2)



Asia Pacific
12.1
25%
38%
37%
Americas
17.4
EMEA
17.8

(1) Q2 2016 GAAP Operating Earnings: $22.6M Americas, $11.7M EMEA, $9.1 Asia Pacific
(2) Q2 2015 GAAP Operating Earnings: $11.9M Americas, $13.1 EMEA, $10.7M Asia Pacific

Americas

(US$ millions)

- 14% internal revenue growth in local currencies and 16% growth from recent acquisitions
- Internal growth was driven by significant Sales Brokerage revenues in the US and Canada
- Margin expansion from operating leverage and favourable impact of recent acquisitions



Revenue
263.0
Outsourcing & Advisory (1)
77.2
205.8
66.3
Sales Brokerage
81.5
52.6
Lease Brokerage
104.3
86.9
Q2 2016
Q2 2015



Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
28.4
17.4
10.8%
8.4%
Q2 2016
Q2 2015

	USD	LC	Internal Growth (LC)
Revenue Growth	28%	30%	14%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q2 2016 $22.6M at 8.6% margin ; Q2 2015 $11.9M at 5.8% margin

EMEA

(US$ millions)

- 6% internal revenue growth in local currencies and 8% growth from recent acquisitions
- Internal growth was driven by strong Outsourcing & Advisory revenues – primarily project management
- Adjusted EBITDA was down from prior year quarter due to (i) revenue mix, with project management assignments, which involve the supply and installation of materials, generating lower margins than other services as well as (ii) timing of certain expenses



Revenue
117.2
105.1
Outsourcing & Advisory (1)
68.2
57.5
Sales Brokerage
24.1
21.2
Lease Brokerage
24.8
26.4
Q2 2016
Q2 2015



Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
17.1
17.8
14.6%
16.9%
Q2 2016
Q2 2015

	USD	LC	Internal Growth (LC)
Revenue Growth	11%	14%	6%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q2 2016 $11.8M at 10.0% margin ; Q2 2015 $13.1M at 12.4% margin

Asia Pacific

(US$ millions)

- 9% internal revenue growth in local currencies
- Internal growth was driven by Sales Brokerage activity in Australia and New Zealand offset by a modest decline in Asia revenues
- Adjusted EBITDA was impacted by significant investments in key personnel in several Asian markets



Revenue
102.1
98.7
Outsourcing & Advisory (1)
34.1
34.4
Sales Brokerage
45.3
40.8
Lease Brokerage
22.6
23.5
Q2 2016
Q2 2015



Adjusted EBITDA(2)
(Adjusted EBITDA Margin)
10.5
12.1
10.3%
12.3%
Q2 2016
Q2 2015

	USD	LC	Internal Growth (LC)
Revenue Growth	3%	9%	9%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.
(2) GAAP Operating Earnings: Q2 2016 $9.1M at 8.9% margin ; Q2 2015 $10.7M at 10.8% margin

Capitalization & Capital Allocation Overview

(US$ millions)

	June 30, 2016		December 31, 2015	
Cash	$	96.7	$	116.2
Total Debt		339.5		260.9
Net Debt	$	242.8	$	144.8
Redeemable non-controlling interests		140.6		139.6
Shareholders' equity		168.6		149.5
Total capitalization	$	552.0	$	433.9
Net debt / pro forma adjusted EBITDA		1.2		0.8

	3 Months Ended			
	June 30, 2016		June 30, 2015	
Capital Expenditures	$	6.5	$	9.8
Acquisition Spend (1)	$	14.3	$	19.3

	6 Months Ended			
	June 30, 2016		June 30, 2015	
Capital Expenditures	$	10.7	$	11.3
Acquisition Spend (1)	$	50.7	$	23.3

Highlights

- $525 million multi-currency credit facility put in place on June 1, 2015 with 5 year term
- Better than expected seasonal net debt leverage of 1.2 at June 30, 2016, down from 1.6 at June 30, 2015
- Anticipated capital expenditures of $30-33 million for full year 2016

(1) Includes business acquisitions, contingent acquisition consideration and purchases of non-controlling interests in subsidiaries.

First anniversary as independent public company

- Gaining momentum
  - Strategically investing in global platform with 16 acquisitions completed in past year ($84 million invested)

- Consolidation of global leadership to Toronto to improve effectiveness for the future
  - Seattle and Vancouver continuing as shared services centres
  - Seattle office downsized with a modest headcount reduction
  - Incurred $2.8 million of restructuring costs in Q2 2016
  - Consolidation to be completed and additional amount of approximately $1.5 million to be incurred in Q3 2016

Looking Ahead

- Q3 Outlook
  - Revenue pipelines reflect considerable activity across all service lines
  - Generally stable conditions in most markets, despite uncertainty surrounding UK
  - Strong Q3 2015 operating results will make for a tough comparison

- Q3 Focus
  - Continue to pursue select recruits in key markets
  - Continue to strategically invest in global platform
  - Continue to closely monitor activity levels in the UK

Appendix

Reconciliation of GAAP earnings to adjusted EBITDA

	Three months ended		Six months ended	
(US$ thousands)	**June 30, 2016**	**June 30, 2015**	**June 30, 2016**	**June 30, 2015**
Net earnings (loss) from continuing operations	$ 23,756	$ (21,359)	$ 27,787	$ (21,319)
Income tax	12,861	3,365	15,931	2,849
Other income, net	(1,220)	(310)	(1,820)	174
Interest expense, net	2,227	1,556	4,591	3,891
Operating earnings (loss)	37,624	(16,748)	46,489	(14,405)
Depreciation and amortization	10,616	9,683	21,649	18,274
Acquisition-related items	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Corporate costs allocated to spin-off	-	727	-	2,010
Restructuring costs	2,776	-	2,776	-
Stock-based compensation expense	806	1,197	2,018	2,692
Adjusted EBITDA	$ 52,795	$ 44,565	$ 74,977	$ 59,148

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

	Three months ended		Six months ended	
(US$ thousands)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net earnings (loss) from continuing operations	$ 23,756	$ (21,359)	$ 27,787	$ (21,319)
Non-controlling interest share of earnings	(5,559)	(7,421)	(7,973)	(8,820)
Amortization of intangible assets	4,792	4,204	10,428	7,631
Acquisition-related items	973	1,172	2,045	2,043
Spin-off stock-based compensation costs	-	35,400	-	35,400
Spin-off transaction costs	-	13,134	-	13,134
Corporate costs allocated to spin-off	-	741	-	2,048
Restructuring costs	2,776	-	2,776	-
Stock-based compensation expense	806	1,197	2,018	2,692
Income tax on adjustments	(2,548)	(5,461)	(4,239)	(7,470)
Non-controlling interest on adjustments	(432)	-	(934)	(163)
Adjusted net earnings	**$ 24,564**	$ 21,607	**$ 31,908**	$ 25,176

	Three months ended		Six months ended	
(US$)	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Diluted net earnings (loss) per share from continuing operations	$ 0.55	$ (0.79)	$ 0.37	$ (0.58)
Non-controlling interest redemption increment	(0.08)	0.01	0.14	(0.25)
Amortization of intangible assets, net of tax	0.08	0.08	0.17	0.14
Acquisition-related items	0.02	0.03	0.05	0.06
Spin-off stock-based compensation costs	-	0.96	-	0.97
Spin-off transaction costs, net of tax	-	0.25	-	0.25
Corporate costs allocated to spin-off, net of tax	-	0.01	-	0.04
Restructuring costs, net of tax	0.04	0.00	0.04	0.00
Stock-based compensation expense, net of tax	0.02	0.03	0.05	0.06
Adjusted earnings per share	**$ 0.63**	$ 0.58	**$ 0.82**	$ 0.69